Description of Thrivent Financial For Lutherans’

Purchase, Redemption and Transfer Procedures

For Contracts Pursuant To Rule 6e-3(T)(b)(12)(iii)

This document sets forth the administrative procedure that will be followed by Thrivent Financial for Lutherans (Thrivent Financial) in connection with its flexible premium variable life insurance certificate (the ‘contract’) described in this Registration Statement, with respect to the transfer of the contract’s assets, and the redemption by the contract owners of their interest in the contracts.

“PUBLIC OFFERING PRICE”

PURCHASE AND RELATED TRANSACTIONS

The following is a summary of the principal contract provisions and administrative procedures which constitute either direct or indirect purchase transactions. The insurance aspects of the contract cause procedures to differ in certain significant respects from purchase procedures for mutual funds or contractual plans.

Premium Schedules and Underwriting Standards

Premiums for the contract will not be the same for all contract owners.

The contract has a death benefit guarantee if the contract owner chooses to pay premiums sufficient to maintain the death benefit guarantee. This premium is set forth in the contract. The death benefit guarantee will remain in effect if:

1)	The sum of all premiums paid (less any partial withdrawals) is greater than or equal to the death benefit guarantee premium times the number of months since the contract issue date, plus any outstanding loan balance, and

2)	The insured’s age is less than 65 or the contract has been in effect no more than 10 years.

The cash value is not guaranteed.

The contract owner will determine a planned periodic premium that provides for a level premium payable at a fixed interval. Payment of the planned periodic premium is not, however, mandatory and failure to do so will not in itself cause the contract to lapse. Instead, contract owners may determine the amount and timing of subsequent premiums subject to the following restrictions:

•	In most cases, payment of a cumulative premium sufficient to maintain the death benefit guarantee will be required to keep the contract in force during the first few contract years.

•	Thrivent Financial reserves the right to:

•	limit any increase in planned periodic premiums

•	limit the number and amount of payments in addition to planned periodic payments.

•	refuse any premium that adversely affects life insurance qualification under the Internal Revenue Code.

The contract will stay in force as long as the surrender value is sufficient to pay the monthly deduction (the charges imposed in connection with the contract.) The amount of premium, if any, required to keep the contract in force depends on the surrender value which in turn depends on such factors as the investment experience, the level of monthly deductions, and the amount of any outstanding loans. The monthly deduction is comprised of:

1)	A monthly administrative charge of $4 to cover administrative costs.

2)	A monthly issue expense charge to cover issue costs. It is deducted for the first 36 months after issue and at each specified amount increase. This charge will vary by age, risk class, amount at risk, specified amount and, in most states, sex.

3)	A monthly cost of insurance charge. This charge varies by risk class, amount at risk, specified amount and, in most states, sex. The rate is based on Thrivent Financial’s expectations as to future mortality and expense experience. Any change in these rates will be applied on a uniform basis to all insureds of the same risk class. However, Thrivent Financial cannot use cost of insurance rates higher than the annual guaranteed cost of insurance rates shown in the contract.

4)	A monthly mortality and expense risk charge deducted from the separate account to pay for the mortality and expense risks borne by Thrivent Financial.

State insurance laws prohibit unfair discrimination among contract owners but recognize that premiums must be based on factors such as age, sex, health, and occupation.

Allocation of Net Premiums

In the application, the contract owner indicated how net premiums should be allocated to the subaccount(s) of the separate account and to the fixed account. Any net premiums received after the issue date will be allocated to the subaccount(s) chosen by the contract owner.

The percentages of each net premium that may be allocated to any subaccount of the separate account and to the fixed account must be in whole numbers and the sum of the allocation percentages must be 100%. The allocation for future net premiums may be changed without charge at any time by providing Thrivent Financial with written notice.

Premium Processing

A premium expense charge will be deducted from each premium payment. The premium expense charge consists of a sales charge of 3% of each premium payment. The net premium is allocated to the fixed account or the subaccounts on the valuation date on or next following the date Thrivent Financial receives the premium payment.

Reinstatement

A contract that lapses without value may be reinstated at any time within 3 years after the expiration of the grace period and before the maturity date by submitting the following items to Thrivent Financial:

1.	Written application for reinstatement;

2.	Evidence of insurability satisfactory to Thrivent Financial;

3.	A premium payment equal to:

•	the reinstated loan amount; plus

•	any surrender charge at the time of reinstatement; plus

•	the first two monthly deduction amounts after reinstatement; less

•	the cash value at termination; less

•	any surrender charge credited back at reinstatement; plus

•	the new surrender charge taken for any reduction in the specified amount requested at reinstatement plus 3% on the sum of the above to cover the percent of premium charge.

The amount of surrender value on the date of reinstatement will equal the cash value on that date less any reinstated loan amount and any reinstated surrender charge (discussed below). The amount of cash value on the date of reinstatement will equal: (a) the cash value as of the expiration of the grace period before termination of the contract; PLUS (b) any premiums received at the time of reinstatement, reduced by the premium expense charges; LESS (c) any monthly deductions and any loan interest due for the grace period.

Contract charges will, in effect, be calculated and reinstated on a reinstated contract as if the contract has been reinstated effective as of the expiration of the grace period. Any surrender charge and any expense charge that applied to the contract at the expiration of the grace period will be reinstated. The period of time from contract termination until contract reinstatement will not be taken into account in determining when the time periods for the surrender charge and the expense charge expire. The cost of insurance after reinstatement will be based on the attained age of the insured. The monthly deductions and any loan interest that would have otherwise been payable during the grace period must be paid at reinstatement, which is also consistent with treating a reinstated contract as if the contract has been reinstated effective as of the expiration of the grace period. No contract or loan interest charges are made for the period of time from contract termination to contract reinstatement.

The effective date of reinstatement will be the date the reinstatement application was approved.

The death benefit guarantee cannot be reinstated after lapse of the contract.

Loan Repayments

A full or partial loan repayment may be made at any time while the contract is in force. The payment must be designated as a loan repayment or it will be considered a premium payment. The cash value in the subaccounts will be increased by the amount of the repayment that is allocated to the subaccounts and transferred from the fixed account. Repayments will be allocated according to the premium investment allocation. Total cash value does not increase as the result of a loan repayment.

Correcting a Misstatement of Age or Sex

If the date of birth or sex shown on the application is wrong, the proceeds payable will be adjusted to the amount that would be provided by the most recent cost of insurance charge at the correct age or sex (in some states).

“REDEMPTION PROCEDURES”SURRENDER

AND RELATED TRANSACTIONS

The following is a summary of the principal contract provisions and administrative procedures which constitute redemptions under the contract. These procedures differ in certain significant respects from redemption procedures for mutual funds or contractual plans.

Surrender Value

At any time before the earlier of the death of the insured and the maturity date, the contract owner may totally surrender the contract by giving written notice to Thrivent Financial. The surrender value will equal the cash value less any surrender charge and any loans and unpaid loan interest. The surrender value is relevant to continuation of the contract, to determining the amount available for contract loans, and to determining the amount available upon partial or total surrender of the contract. A full surrender may have adverse tax consequences depending on the circumstances of such surrender.

The cash value of the contract is the total amount of value held under the contract at any time (which equals the sum of the amounts held in the fixed account and the variable subaccounts). The contract’s cash value in the separate account will reflect the investment performance of the chosen variable subaccounts, any net premiums paid, any partial withdrawals, any loans, any loan repayments, any loan interest paid or credited, and any charges assessed in connection with the contract. The contract owner bears the entire investment risk for amounts allocated to the variable subaccounts. Thrivent Financial does not guarantee a minimum cash value or surrender value.

The surrender value will normally be paid within seven days after receipt of written notice. Delay of payment of the surrender value may take place under certain circumstances (see Delay of Payment).

Partial Withdrawal

The contract owner may make a partial withdrawal of the surrender value by sending written notice to Thrivent Financial. The amount of a partial withdrawal may not exceed the surrender value on the date of the request. The partial withdrawal will be taken from the subaccounts and fixed account according to the ratio that the contract’s cash value in the subaccount or fixed account bears to the total cash value of the contract at the time of the partial withdrawal; or according to any other administrative option chosen by the contract owner that is available at the time of the partial withdrawal. A $25 charge will be deducted from the cash value for each partial withdrawal after the first one in any contract year. An amount withdrawn may not be repaid. A partial withdrawal may have adverse tax consequences depending on the circumstances of such withdrawal.

For a contract with the level death benefit option a partial withdrawal will reduce the cash value, specified amount, death benefit and the amount of premiums considered to be paid to meet the death benefit guarantee premium requirement. The specified amount remaining in effect after a partial withdrawal may not be less than $10,000. Any request for a partial withdrawal that would reduce the specified amount below this amount will not be granted.

For a contract with the variable death benefit option a partial withdrawal will reduce the cash value, death benefit and the amount of premiums considered to be paid to meet the death benefit guarantee premium requirement. It will not reduce the specified amount.

Partial withdrawals will normally be paid within seven days after receipt of written notice. Delay of payment of partial withdrawals may take place under certain circumstances (see below).

Death Benefits and Benefit at Maturity

As long as the contract remains in force, Thrivent Financial will, upon due proof of the insured’s death, pay the death proceeds of the contract to the named beneficiary in accordance with the designated death benefit option. The proceeds may be paid in cash or under one of the settlement options set forth in the contract. The amount payable under the designated death benefit option will be reduced by any contract loan and unpaid interest.

The contract provides two Death Benefit Options: level (option 1) and variable (option 2). The contract owner designates the death benefit option in the application.

The level death benefit is the greater of (a) the specified amount of the contract and (b) the cash value on the date of death multiplied by the death benefit factor set forth in the contract.

The variable death benefit is equal to the greater of (a) the specified amount of the contract plus the cash value of the contract and (b) the cash value multiplied by the death benefit factor set forth in the contract (with the cash value in each case being determined on the date of death).

If the insured is living on the maturity date of the contract, Thrivent Financial will pay the cash value of the contract on the maturity date, reduced by any contract loans and unpaid interest. The maturity date will be shown in the contract and will be one day prior to the contract anniversary on or next following the insured’s 100th birthday.

Loans

The contract owner may borrow money from Thrivent Financial using the contract as the only security for the loan. The contract owner may borrow up to 92% (in most states) of the surrender value. Loans have priority over the claims of any assignee or other person. The loan may be repaid in full or in part at any time while the insured is living.

When a loan is made, cash value in the fixed account will be used as security for the loan. To ensure the fixed account has enough cash value to secure the loan, cash value will be transferred from the subaccounts or fixed account according to the ratio that the cash value in the subaccounts or fixed account bears to the total cash value; or according to any other administrative option chosen by the contract owner that is available at the time of the loan. The amount transferred will continue to be treated as part of the contract’s cash value.

Each month, if the total loan (principal plus accrued interest) exceeds the total fixed account cash value, the difference will be transferred from the variable subaccounts to the fixed account as security for the loan.

The interest charged on contract loans accrues daily at a maximum annual rate of 8% until the contract reaches its 15th anniversary. Thereafter, the rate will drop to a maximum of 7.25% per annum.

A lower interest rate may be credited to the portion of the fixed account cash value that equals the amount of the total outstanding loan. Thrivent Financial will determine the rate credited. The rate credited will never be less than 4% annually.

A loan will reduce both surrender value and death benefit. Loans may cause the contract to lapse. If the contract lapses with an outstanding loan, adverse tax consequences may result.

If a contract is classified as a modified endowment contract, a contract loan may have tax consequences.

Loans will normally be paid within seven days after receipt of written notice. Delay of payment of loans may take place under certain circumstances (see below).

Delay of Payment

Payment of any withdrawal value, surrender value or loan value will normally be paid within seven days after written request has been received at Thrivent Financial. However, Thrivent Financial may delay this payment or any other type of payment from the variable account for any period when:

•	the New York Stock Exchange is closed for trading other than customary weekend and holiday closings;

•	trading on the New York Stock Exchange is restricted;

•	an emergency exists as a result of which it is not reasonably practicable to dispose of securities held in the variable account or to fairly determine their value; or

•	the Securities and Exchange Commission by order permits the delay for the protection of security holders.

Thrivent Financial may delay payment of any withdrawal value, surrender value or loan value from the fixed account for up to six months after written request is received at Thrivent Financial.

Contract Lapse

The failure to make a planned periodic premium payment will not itself cause a contract to lapse. Subject to the death benefit guarantee, lapse will only occur when (a) the surrender value is insufficient to cover the monthly deduction or (b) the total contract loan exceeds the cash value less any surrender charges, and in either case if a grace period expires without a sufficient payment. The grace period will end 61 days from the date written notice of the required payment is sent to the contract owner at the last known address. Failure to make a sufficient payment within the grace period will result in lapse of the contract without value. If a contract lapses with an outstanding loan, there may be adverse tax consequences.

Even if the surrender value is not sufficient to cover the monthly deduction, the contract will not lapse if the death benefit guarantee is in effect.

If the insured dies during the grace period, any unpaid monthly deductions will be deducted from the death proceeds.

Transfers

Cash value may be transferred among the subaccounts and the fixed account by submitting a proper written request to Thrivent Financial. Twelve transfers per contract year may be made from subaccounts without charge. There will be a $25 charge for each transfer in excess of twelve.

One transfer may be made from the fixed account in each contract year. The transfer may not exceed the greater of $500 or 25% of the cash value in the fixed account at the time of transfer. This transfer is not subject to any charge.

Any transfer among the subaccounts or to the fixed account will result in the crediting and cancellation of accumulation units based on the accumulation unit values. Calculations are made as of the end of the valuation period during which a proper transfer request is received. The transfer amount must be at least $500. If it is for the entire cash value from an account, the transfer may be less than $500. Of the total transfer being made, the amount transferred to any account must be at least $50.

Contract transfer privileges were not designed as a way to speculate on short-term market movements. To prevent excessive transfers that could disrupt the management of the Fund and increase transaction costs, procedures may be adopted to limit excessive transfer activity. In addition, the Fund may restrict or refuse transactions as a result of certain market timing activities.